Exhibit (a)(5)(C)

Mark Hill

Senior Vice President,

Corporate Secretary and General Counsel

[LOGO]

100 Throckmorton Street

Suite 1900

Fort Worth, Texas 76102

Phone 817.415.3924

Fax 817.415.3926

mark.hill@radioshack.com

March 31, 2004

Mr. Jeffrey A. Losch

General Counsel

InterTAN, Inc.

279 Bayview Drive

Barrie, Ontario

L4M 4W5

Re:	Second Amended and Restated License Agreement (Canada) dated May 1, 2001 between InterTAN Canada Ltd. and TRS Quality, Inc. (“License Agreement”)

Dear Mr. Losch:

As you know, TRS Quality, Inc. (“TRS”) is an affiliate of RadioShack Corporation. As such, on behalf of TRS, InterTAN Canada Ltd. is hereby given formal notice of termination under Section 4(a) of the License Agreement.

You should also be aware that TRS is not waiving its right to terminate the License Agreement under other of its provisions should TRS so elect.

Please feel free to give me a call if you should have any questions.

Sincerely,

/s/    Mark C.Hill

Mark C. Hill

MCH/dlf